Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated March 28, 2007 and the related Letter of Transmittal, as they may be amended or supplemented from time to time, and is being made to holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock (Including the Associated Series A Junior Participating Preferred Stock Purchase Rights) of PYR Energy Corporation at $1.21 Net Per Share by Samson Acquisition Corp., a wholly owned subsidiary of Samson Investment Company

Samson Acquisition Corp., a Maryland corporation (“Purchaser”) and a wholly owned subsidiary of Samson Investment Company, a privately owned Nevada corporation (“Samson”), is offering to purchase all the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of PYR Energy Corporation, a Maryland corporation (the “Company”), and the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of January 31, 2007, between the Company and U.S. Stock Transfer Corporation, as Rights Agent, for $1.21 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Following consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, APRIL 24, 2007, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Samson currently intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger or other similar business combination with Purchaser or another direct or indirect subsidiary of Samson as described in the Offer to Purchase (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares held by the Company, Samson, Purchaser or any other direct or indirect wholly owned subsidiary of Samson or the Company and Shares held by stockholders of the Company who shall have properly demanded appraisal rights for such Shares to the extent available under the Maryland General Corporation Law) shall be canceled and converted automatically into the right to receive $1.21 per Share, in cash (or any greater amount per Share paid pursuant to the Offer), without interest (subject to applicable withholding taxes).

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to the Shares then owned by Samson or any of its subsidiaries, shall constitute two-thirds of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options, rights and warrants and upon conversion of convertible notes), (ii) Purchaser being satisfied, in its sole discretion, that the board of directors of the Company has redeemed the Rights or that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Merger, (iii) Purchaser being satisfied, in its sole discretion, that nominees of Samson or other persons satisfactory to Samson and Purchaser constitute a majority of the members of the board of directors of the Company, (iv) the board of directors of the Company having irrevocably taken all action necessary to exempt the Offer and the Merger, as such may be from time to time amended, from the Maryland Business Combination Act and the Maryland Control Share Acquisition Act, (v) the Company and a majority of the holders of the Company’s 4.99% Convertible Promissory Notes due May 24, 2009 (the “Notes”) having amended the terms of the Notes to accelerate the maturity date of the Notes from May 24, 2009 to the day immediately preceding the consummation of the Merger and (vi) the Company not having entered into or effectuated any agreement or transaction (including, without limitation, the creation or issuance of any royalty, overriding royalty, production payment, net profits interest or other interests in the Company’s wells or the assignment, transfer or sale of any oil or gas property or mineral interest) with any person or entity having the effect of impairing Samson’s ability to acquire the Company or otherwise diminishing the expected economic value to Samson of the acquisition of the Company. The Offer is also subject to certain other conditions contained in the Offer to Purchase.

Subject to applicable law, Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in the Merger) if Samson, Purchaser or any of their subsidiaries enter into a merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of the Merger, be converted into the right to receive the consideration negotiated by Samson, Purchaser and the Company.

For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Wells Fargo Bank, N.A. (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or delay in making such payment. In all cases (including during any Subsequent Offering Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, and, if the Distribution Date (as defined in Section 7 of the Offer to Purchase) occurs prior to the expiration of the Offer, certificates for Rights (or a Book-Entry Confirmation of a book-entry transfer of such Rights, if available), (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal. Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any condition specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined below) of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may elect to provide a subsequent offering period in connection with the Offer. If Purchaser does provide for such subsequent offering period, subject to the applicable rules and regulations of the Commission, Purchaser may elect to extend its offer to purchase Shares beyond the scheduled Expiration Date for a subsequent offering period of from three business days to 20 business days (“Subsequent Offering Period”), if, among other things, upon the expiration of the Offer (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn) prior to the expiration of the Offer. A Subsequent Offering Period would be an additional period of time, following the first purchase of Shares in the Offer, during which stockholders could tender Shares not tendered in the Offer. Shares tendered during the Subsequent Offering Period may not be withdrawn. Any election by the Purchaser to include a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary. If Purchaser decides to include a Subsequent Offering Period, it will make a public announcement to that effect on the next business day after the previously scheduled Expiration Date. The same consideration will be paid to stockholders tendering Shares in the Offer or in the Subsequent Offering Period, if one is included.

Shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Tuesday, April 24, 2007 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) (the “Expiration Date”). If Purchaser decides to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered by or for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Purchaser is making a request to the Company for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance with this request, the Offer to Purchase, the related Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing by Purchaser following receipt of such lists or listings from the Company, or by the Company if it so elects.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent for the Offer (the “Information Agent”), at its address and telephone numbers as set forth below. Requests for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Free copies of the tender offer materials may also be found at the Commission’s website at www.sec.gov or at Samson’s website at www.samson.com when available.

The Information Agent for the Offer is:

501 Madison Avenue

20th Floor

New York, NY 10022

Banks and Brokers Call Collect: (212) 750-5833

All Others Call Toll Free: (888) 750-5834 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)

March 28, 2007

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